Mail Stop 3628
                                                                 February 8,
2019

    Brett D. Davis
    Chairman and President
    CNH Capital Receivables LLC
    6900 Veterans Boulevard
    Burr Ridge, Illinois 60527

            Re:    CNH Capital Receivables LLC
                   Registration Statement on Form SF-3
                   Filed December 21, 2018
                   File No. 333-228954

    Dear Mr. Davis:

           We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

    Form of Prospectus

    Cover Page

        1. Please revise the statement "The notes...represent the obligations of the trust only..."
           (emphasis added) to clarify that the notes represent obligations of the "issuing entity."
           Refer to Item 1102(d) of Regulation AB. Please also make conforming changes, as necessary, throughout your form of prospectus.

    Exhibits

    Exhibit 99.7   Form of Asset Representations Review Agreement

        2. We note your disclosure in Section 3.03(d) that "[i]f any Review Receivable was included in a prior Review, the Asset Representations Reviewer will not conduct
 Brett D. Davis
CNH Capital Receivables LLC
February 8, 2019
Page 2

         additional Tests on such Review Receivable, but will include the previously reported Test results in the Review Report for the current Review." To the extent an asset representations review was conducted previously with respect to a subject receivable, we do not object if such receivable is not included in any further review, unless either such receivable is the subject of a representation or warranty as of a date after the completion of the prior review, or the asset representations reviewer has reason to believe that a prior review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit of the scope of the asset representations review under General
         Instruction I.B.1(b) of Form SF-3. Please revise.

      3. Please also revise your prospectus disclosure, where appropriate, to disclose any such limitations on the asset representations review of any previously reviewed assets.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 with any questions.

                                                               Sincerely,

                                                               /s/ Arthur C.
Sandel

                                                               Arthur C. Sandel
                                                               Special Counsel
                                                               Office of
Structured Finance

cc:      Lee Ann Anderson, Esq.
         Greenberg Traurig LLP

         Eric N. Mathison, Esq.
         CNH Industrial Capital LLC